SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 16, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date     February 16, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso signs Letter of Intent for a board making line to Turkey

(Helsinki, Finland, February 16, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Paper and the Turkish board manufacturer Modern Karton Sanayi Ticaret AS have signed a Letter of Intent for the delivery of a board making line to the customer’s mill in Corlu, appr. 180 km west of Istanbul. The value of the agreement is around EUR 80 million. The deal is subject to the parties coming to the final agreement about the technical details of the project within 2 months.

The Letter of Intent covers a complete board making line including water management system, OCC line, the board machine and the winder. The annual capacity of the line, using 100 per cent recycled raw-material, will be 400,000 tons of containerboard grades. Additionally, a rebuild of an existing board machine is included in the agreement. The machinery will be started up in early 2007.

The agreement is a result of Metso Paper’s intensive focusing on the development of new, cost-efficient board making technology.

Modern Karton Sanayi Ticaret AS is a privately owned enterprise and the biggest container board manufacturer in Turkey. After the completion of the new line, the company will rank among the top-10 board producers in Europe. During the recent years, Turkey has experienced a substantial growth in the demand for packaging boards, the figure for last year being as high as 16 per cent.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
 Kari Kalliala, President, Board Business Line, Metso Paper, Inc., tel. +358 20482 6975
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.